UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens-Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 23, 2026, the Registrant issued a press release relating to the acquisition of Chemical/Product Oil Tankers, a copy of which is attached hereto as Exhibit 99.1.

The form of Certificate of Designation of Rights, Preferences and Privileges of Series G Perpetual Convertible Preferred Shares (the “Series G Preferred Shares”) is attached hereto as Exhibit 99.2.

The information contained in this Report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-290238, 333-268475 and 333-267545).

The Share Purchase Agreement

On February 18, 2026, TOP Ships Inc. (the “Company”) entered into a Share Purchase Agreement (the “SPA”) with Central Mare Inc. (the “Seller”), an affiliate of the Company’s Chief Executive Officer, to purchase 500 registered shares of each of Roman Shark I Inc., Roman Shark II Inc., Roman Shark III Inc., Roman Shark IV Inc., Roman Shark V Inc., Roman Shark VI Inc., Roman Shark VII Inc., Roman Shark VIII Inc., and Roman Shark X Inc. (the “SPVs”), representing all of the issued and outstanding shares of the SPVs. Each of the SPVs has entered into a shipbuilding contract, dated February 3, 2026, with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of nine 47,499 dwt chemical/product oil carrier each. These tankers are scheduled for delivery during 2028 and 2029.

The purchase price for all of the shares of the SPVs is $41.1 million (the “Purchase Price”) of which $6.0 million was paid in cash upon the execution of the SPA, with $15.0 million payable on the closing of the acquisition of the SPVs no later than March 31, 2026 and the remaining balance of the Purchase Price, $20.1 million, to be paid no later than April 15, 2026. The Seller may demand the payment of unpaid installments of the Purchase Price for the SPVs in the form of newly-issued Series G Preferred Shares, the terms of which are described below.

The Seller has also secured time charter employment with a major oil trader for all nine vessels, starting from their delivery and for a firm duration of seven years, with charterer’s option to extend for four additional years. The total potential gross revenue backlog from these contracts, including optional years, is about $679 million.

As a condition to closing of the acquisition of the SPVs, the SPVs will enter into definitive sale and leaseback financing agreements (“Financings”) with two major Chinese leasing companies, including ABC Financial Leasing Co., Ltd. or its controlled subsidiaries. The Financings are expected to be in an aggregate amount of 85% of the pre-delivery installments payable under the shipbuilding contracts for the nine newbuilding tanker vessels. The aggregate amount of pre-delivery installments payable under the nine shipbuilding contracts is $406.8 million. The Financings are expected to bear an effective interest rate of Term SOFR plus a margin of 1.80%. Under the Financings, upon delivery of each vessel we expect to make quarterly installment payments of $0.5 million per vessel over a period of 10 years with a balloon payment of $18.2 million for each vessel payable together with the last installment. The Financings were arranged by the Seller and their consummations are subject to customary closing conditions, including the Company’s corporate guarantee in favor of the leasing companies.

The acquisitions were approved by a special committee composed of independent and disinterested members of the Company’s board of directors, (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to the consideration of this transaction from an independent financial advisor.

Supplemental Risk Factors

We have issued common shares in the past through various transactions and we may do so in the future without shareholder approval, which may dilute our existing shareholders, depress the trading price of our securities and impair our ability to raise capital through subsequent equity offerings.

We have already sold large quantities of our common shares and securities convertible into common shares, pursuant to previous public and private offerings of our equity and equity-linked securities. We currently have an effective registration statement on Form F-3 (333-290238), for the registered sale of $200 million of our securities.

In addition, our outstanding October 2022 Warrants are exercisable to purchase up to 89,393 common shares at an exercise price of $81.00 per share, our outstanding Class C Warrants are exercisable to purchase up to 561,991 common shares at an exercise price of $16.20 per share and our outstanding February 2023 Warrants are exercisable to purchase up to 837,094 common shares at an exercise price of $16.20 per share.

Purchasers of the common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. In addition, we may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, debt prepayments, future vessel acquisitions, or any future equity incentive plan, without shareholder approval, in a number of circumstances.

Further, as contemplated by the Share Purchase Agreement dated as of February 20, 2026 (the “SPA”), between the Registrant and Central Mare Inc. (the “Seller”), the Seller may under certain circumstances demand payment in the form of Series G Preferred Shares. The Series G Preferred Shares would, if issued, be convertible into common shares. As of the date of this report on Form 6-K, there are no Series G Preferred Shares outstanding. For a description of the Series G Preferred Shares, see the section entitled “Description of Series G Perpetual Convertible Preferred Shares” below. Further, the form of Statement of Designation of the Series G Preferred Shares is appended to the SPA, which is filed as an exhibit hereto.

Our issuance of additional shares of common shares or other equity securities of equal or senior rank would have the following effects:

•	Our existing common shareholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable per common share may decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common shares may decline.

The market price of our common shares could decline due to sales, or the announcements of proposed sales, of a large number of common shares in the market, including sales of common shares by our large shareholders or by holders of securities convertible into common shares, or the perception that these sales could occur. These sales or the perception that these sales could occur could also depress the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities or make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate. We cannot predict the effect that future sales of common shares or other equity-related securities would have on the market price of our common shares.

Our Third Amended and Restated Articles of Incorporation, as amended, authorizes our Board of Directors to, among other things, issue additional shares of common or preferred stock or securities convertible or exchangeable into equity securities, without shareholder approval. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to our shareholders. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common shares in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of shares of our common shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.

Issuance of preferred shares, such as our Series G Preferred Shares may adversely affect the voting power of our common shareholders, have a dilutive effect on them and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Our Third Amended and Restated Articles of Incorporation currently authorizes our Board of Directors to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series without shareholders’ approval. As contemplated by the SPA, we may be required to issue Series G Preferred Shares to the Seller, which would have voting rights superior to those of the common shares. If our Board of Directors determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and our shareholders' ability to realize any potential change of control premium.

Description of Series G Perpetual Convertible Preferred Shares

As contemplated by the SPA, the Seller may under certain circumstances demand the payment of the purchase price for the vessel-owning companies in the form of newly-issued Series G Preferred Shares.

As of the date of this report on Form 6-K, no Series G Preferred Shares are outstanding.

The Series G Preferred Shares have the following characteristics:

Conversion. The Company has the right, at any time and from time to time, subject to certain conditions, to convert in whole or in part (pro rata among the holders of Series G Preferred Shares) the Series G Preferred Shares then held by such holders into Common Shares at the conversion rate then in effect.

Each Series G Preferred Share is convertible into the number of the Registrant’s Common Shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following four prices (the “Series G Conversion Price”): (i) 120% of the closing price of our common shares on the trading day immediately preceding the first issuance of Series G Preferred Shares, (ii) 80% of the lowest daily VWAP of the common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of our then outstanding convertible shares or warrants, (iv) the lowest issuance price of the common shares in any transaction from the date of the issuance of the Series G Preferred Shares onwards, but in no event will the Series G Conversion Price be less than $0.60 (the “Floor Price”). The Floor Price is adjusted (decreased) in case of splits or subdivisions of our outstanding shares and is not adjusted in case of reverse stock splits or combinations of our outstanding shares. Finally, the Series G Conversion Price is subject to appropriate adjustment in the event of certain dividends and distributions, stock combinations, reclassifications or similar events affecting the Common shares.

Limitations of Conversion. Holders of the shares of Series G Preferred Shares shall be entitled to convert the Series G Preferred Shares in full, regardless of the beneficial ownership percentage of the holder after giving effect to such conversion.

Voting. The holders of Series G Preferred Shares are entitled to the voting power of one thousand (1,000) of our common shares per Series G Preferred Share, provided that no holder of Series G Preferred Shares may exercise voting rights pursuant to Series G Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series G Perpetual Convertible Preferred Shares, Common Shares or otherwise) to exceed 19.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders. The holders of Series G Preferred Shares and the holders of our common shares shall vote together as one class on all matters submitted to a vote of our shareholders. The holders of Series G Preferred Shares otherwise have no special voting rights and their consent shall not be required for taking any corporate action.

Distributions. The holders of Series G Preferred Shares are entitled to receive certain dividends and distributions paid to holders of common shares on an as-converted basis. Upon any liquidation, dissolution or winding up of the Company, the holders of Series G Preferred Shares shall be entitled to receive the net assets of our Company pari passu with the common shares.

Redemption. We at our option shall have the right to redeem a portion or all of the outstanding Series G Preferred Shares. We shall pay an amount equal to one thousand dollars ($1,000) per each Series G Preferred Share (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including the first anniversary of the first issuance of Series G Preferred Shares and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after the first anniversary of the first issuance of Series G Preferred Shares (collectively referred to as the “Redemption Amount”). In order to make a redemption, we shall first provide one business day advance written notice to the holders. Upon the expiration of the one business day period, we shall deliver to each holder the Redemption Amount with respect to the amount redeemed.

The Series G Preferred Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstance.

Dividends. The holders of outstanding Series G Preferred Shares shall be entitled to receive out of funds legally available for the purpose, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a “Semi Annual Dividend Payment Date”), commencing on the first Semi Annual Dividend Payment Date in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series G Preferred Shares computed on the basis of a 365-day year and the actual days elapsed.

Accrued but unpaid dividends shall bear interest at fifteen percent (15%). Dividends paid on the Series G Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. Our Board of Directors may fix a record date for the determination of holders of Series G Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

Transfer Restrictions. The Series G Preferred Shares will be transferable without the consent of the Company, provided the holders of Series G Preferred Shares and their direct and indirect transferees are subject to the transfer restrictions of the Share Purchase Agreement, including that the Series G Preferred Shares shall not be sold or traded on any securities exchange or public market until March 15, 2028 and any transferee must agree to be bound by such terms. Any Common Shares issued on conversion of the Series G Perpetual Convertible Preferred Shares will be subject to the same transfer restrictions under the Share Purchase Agreement.

Ranking. All shares of Series G Preferred Shares shall rank pari passu with all classes of our common shares.

The description of the Series G Preferred Shares is subject to and qualified in its entirety by reference to the SPA and Certificate of Designation of the Series G Preferred Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Date: February 23, 2026	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer